                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDED AND RESTATED
                                 SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          INSIGHT HEALTH SERVICES CORP.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   45766Q 101
                                 (CUSIP NUMBER)

                      J.W. CHILDS EQUITY PARTNERS II, L.P.
                         ONE FEDERAL STREET, 21ST FLOOR
                           BOSTON, MASSACHUSETTS 02110
                              ATTN: STEVEN G. SEGAL
                                 (617) 753-1100

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   COPIES TO:

                             STEPHEN C. KOVAL, ESQ.
                                KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                OCTOBER 17, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS
 FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(e), 13d- 1(f) OR 13d-1(g), CHECK THE
                               FOLLOWING BOX [ ].

      NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL
 AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13d-7(b) FOR
                  OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

                                  SCHEDULE 13D

CUSIP NO. 45766Q 101 (FOR                                     PAGE 2 OF 13 PAGES
COMMON STOCK ISSUED UPON
CONVERSION)

                  NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1.              J.W. Childs Equity Partners II, L.P.
                  I.R.S. Identification No. 04-3290201

  2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                         (b) [ ]

  3.              SEC USE ONLY

  4.              SOURCE OF FUNDS*

  5.              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT  TO ITEMS 2(d) OR 2(e)                   [ ]

  6.              CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

              7.  SOLE VOTING POWER
  NUMBER OF       0 (See Item 5)
   SHARES

BENEFICIALLY  8.  SHARED VOTING POWER
  OWNED BY        1 (See Item 5)
    EACH

  REPORTING   9.  SOLE DISPOSITIVE POWER
   PERSON         0 (See Item 5)
    WITH

             10.  SHARED DISPOSITIVE POWER
                  1 (See Item 5)

11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 See Item 5

12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                             [ ]

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 See Item 5

14.              TYPE OF REPORTING PERSON*

                 PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       SCHEDULE 13D

CUSIP NO. 45766Q 101 (FOR                                     PAGE 3 OF 13 PAGES
COMMON STOCK ISSUED UPON
CONVERSION)

  1.              NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  JWC InSight Co-invest LLC

  2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                         (b) [ ]

  3.              SEC USE ONLY

  4.              SOURCE OF FUNDS*

  5.              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT  TO ITEMS 2(d) OR 2(e)                   [ ]

  6.              CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

              7.  SOLE VOTING POWER
  NUMBER OF       0 (See Item 5)
   SHARES

BENEFICIALLY  8.  SHARED VOTING POWER
  OWNED BY        0 (See Item 5)
    EACH

  REPORTING   9.  SOLE DISPOSITIVE POWER
   PERSON         0 (See Item 5)
    WITH

             10.  SHARED DISPOSITIVE POWER
                  0 (See Item 5)

11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 See Item 5

12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                             [ ]

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 See Item 5

14.              TYPE OF REPORTING PERSON*

                 OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       SCHEDULE 13D

CUSIP NO. 45766Q 101 (FOR                                     PAGE 4 OF 13 PAGES
COMMON STOCK ISSUED UPON
CONVERSION)

  1.              NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Halifax Capital Partners, L.P.
                  I.R.S. Identification No. 04-3290201

  2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                         (b) [ ]

  3.              SEC USE ONLY

  4.              SOURCE OF FUNDS*

  5.              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT  TO ITEMS 2(d) OR 2(e)                   [ ]

  6.              CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

              7.  SOLE VOTING POWER
  NUMBER OF       0 (See Item 5)
   SHARES

BENEFICIALLY  8.  SHARED VOTING POWER
  OWNED BY        0 (See Item 5)
    EACH

  REPORTING   9.  SOLE DISPOSITIVE POWER
   PERSON         0 (See Item 5)
    WITH

             10.  SHARED DISPOSITIVE POWER
                  0 (See Item 5)

11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 See Item 5

12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                             [ ]

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 See Item 5

14.              TYPE OF REPORTING PERSON*

                 PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 45766Q 101 (FOR                                     PAGE 5 OF 13 PAGES
COMMON STOCK ISSUED UPON
CONVERSION)

  1.              NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  InSight Health Services Holdings Corp.

  2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                         (b) [ ]

  3.              SEC USE ONLY

  4.              SOURCE OF FUNDS*

  5.              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT  TO ITEMS 2(d) OR 2(e)                   [ ]

  6.              CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

              7.  SOLE VOTING POWER
  NUMBER OF       0 (See Item 5)
   SHARES

BENEFICIALLY  8.  SHARED VOTING POWER
  OWNED BY        1 (See Item 5)
    EACH

  REPORTING   9.  SOLE DISPOSITIVE POWER
   PERSON         0 (See Item 5)
    WITH

             10.  SHARED DISPOSITIVE POWER
                  1 (See Item 5)

11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 See Item 5

12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                             [ ]

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 See Item 5

14.              TYPE OF REPORTING PERSON*

                 CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Amended and Restated Statement on Schedule 13D (this "Statement") amends and restates the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 9, 2001 (the "Original Schedule 13D"), by J.W. Childs Equity Partners II, L.P. ("J.W. Childs"), Halifax Capital Partners, L.P. ("Halifax"), InSight Health Services Holdings Corp. ("Holdings") and InSight Health Services Acquisition Corp. ("Acquisition Corp.") (formerly known as JWCH Merger Corp.).

ITEM 1.           SECURITY AND ISSUER.

                  This Statement is filed with respect to the common stock (the "Common Stock") of InSight Health Services Corp. (the "Company"). The Company's filings with the Securities and Exchange Commission (the "Commission") state that the Company's principal executive offices are located at 4400 MacArthur Blvd., Suite 800, Newport Beach, CA 92660.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being jointly filed by J.W. Childs, Halifax, Holdings and JWC InSight Co-invest LLC ("Co-invest"), which are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated December 10, 2001, a copy of which is filed with this Statement as Exhibit 1 (which is hereby incorporated by reference herein), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  The Reporting Persons and certain officers of the Company may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Exchange Act as a result of certain transactions described in Item 4 below. Each of the Reporting Persons expressly declares that the filing of this Statement shall not be construed as an admission by it, for purposes of the Exchange Act, that it has formed a group or that it is the beneficial owner of, or that it has any shared voting or dispositive power over any shares of Common Stock.

(a) and (b) The following information is given with respect to each of the Reporting Persons:

                  J.W. Childs is a limited partnership formed under the laws of the State of Delaware with its principal office located at One Federal Street, Boston, Massachusetts 02110. It is a private investment firm, principally engaged in the business of investing and managing its investments.

                  Co-invest is a limited liability company formed under the laws of the State of Delaware with its principal office located at One Federal Street, Boston, Massachusetts 02110. It is an organization formed for the sole purpose of investing capital to effectuate the transactions described in Item 4 below.

                  Halifax is a limited partnership formed under the laws of the State of Delaware with its principal offices located at 1133 Connecticut Ave, N.W., Suite 700, Washington, D.C. 20036 and 201 Main Street, Suite 2420, Fort Worth, Texas 76102 and other offices located in Los Angeles, California and Raleigh, North Carolina. It is a private investment firm, principally engaged in the business of investing and managing its investments.

                  Holdings is a Delaware corporation with its principal office located at One Federal Street, 21st Floor, Boston, Massachusetts 02110. It is a corporation organized for the purpose of holding the capital stock of the Company and effecting the transactions described in Item 4 below. J.W. Childs and Co-invest own approximately 80% of the capital stock of Holdings. Halifax and an affiliate own approximately 20% of the capital stock of Holdings.

                  (c) The information required by this Item 2(c) and Instruction C to Schedule 13D concerning the Reporting Persons and other persons and entities is set forth on Schedule A hereto which is hereby incorporated by reference herein.

                  (d) and (e) During the last five years, the Reporting Persons have not, nor, to their knowledge, have any of the persons named in Schedule A hereto been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, the Reporting Persons have not, nor, to their knowledge, have any of the persons named in Schedule A hereto, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The information required by this Item 2(f) and Instruction C to Schedule 13D concerning the Reporting Persons and other persons and entities is set forth on Schedule A hereto which is hereby incorporated by reference herein.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Merger (as defined below) was financed with funds obtained from: (i) $200 million of unsecured senior subordinated bridge financing provided by Banc of America Bridge LLC, (ii) borrowings under a $275 million senior credit facility provided by Bank of America, N.A. and a syndicate of other financial institutions, (iii) an equity investment in Holdings of approximately $98.1 million by J.W. Childs, Co-invest and Halifax, (iv) management options and common stock rollover with a total net value of approximately $1.9 million and (v) cash of approximately $3.9 million. For more information regarding these financings, see the Company's Form 10-Q, the Credit Agreement and the Note Purchase Agreement, copies of which are incorporated by reference as Exhibits 2, 3 and 4 to this Statement.

ITEM 4.           PURPOSES OF TRANSACTION.

         On October 17, 2001, all of the Company's Common Stock was acquired by Holdings. The acquisition was consummated by merging (the "Merger") Acquisition Corp., a wholly owned subsidiary of Holdings, with and into the Company whereby the Company became a wholly-owned subsidiary of Holdings pursuant to an Agreement and Plan of Merger, dated as of June 29, 2001, as amended, by and among the Company, Acquisition Corp. and Holdings (the "Merger Agreement").

         The Merger Agreement was adopted and the Merger approved by holders of a majority of the outstanding shares of the Common Stock and the Company's preferred stock at a special meeting of stockholders held on October 17, 2001. General Electric Company, GE Fund and various entities associated with The Carlyle Group, collectively the holders of approximately 69.5% of the Common Stock, voted to adopt the Merger Agreement and approve the Merger in accordance with the terms of their voting agreements with the Company (collectively, the "Voting Agreements").

         Pursuant to the Merger Agreement, as a result of the Merger (i) each outstanding share of Common Stock was cancelled, retired and converted into the right to receive $18.00 in cash, (ii) each outstanding option and warrant to purchase Common Stock was canceled and converted into the right to receive the difference between $18.00 and the exercise price of such option or warrant, and
(iii) the sole outstanding share of Acquisition Corp. was converted into one share of Common Stock of the Company, the surviving corporation.

         Pursuant to the Merger Agreement, the Company's board of directors was replaced with the board of directors of Acquisition Corp., which, at the consummation of the Merger, consisted of the following individuals: Steven G. Segal, Edward D. Yun, Michael N. Cannizzaro, Mark J. Tricolli, David W. Dupree, Kenneth M. Doyle and Steven T. Plochocki.

         Pursuant to the Merger Agreement, the Company's Certificate of Incorporation was replaced with the Certificate of Incorporation attached as Exhibit A to the Certificate of Merger filed by the Company with the office of the Secretary of State of the State of Delaware on October 17, 2001 ("Certificate of Merger") and the Company's Bylaws were replaced with the Bylaws of Acquisition Corp. Copies of the Certificate of Merger and the Bylaws of Acquisition Corp. are incorporated by reference as Exhibits 10 and 11 to this Statement.

         As of the close of business on October 17, 2001, the Common Stock was voluntarily delisted from the NASDAQ National Market. In addition, On October 17, 2001, the Company filed with the Commission a Certification and Notice of Termination of Registration under Section 12(g) of the Exchange Act on Form 15. Pursuant to Rule 12g-4 of the Exchange Act, termination of registration of the Common Stock shall take place no more than 90 days after the filing of the Form 15.

     The foregoing summaries of the Merger Agreement and Voting Agreements do not purport to be complete and are qualified in their entirety by references to the Merger Agreement and Voting Agreements, copies of which are incorporated by reference as Exhibits 5, 6, 7, 8 and 9 to this Statement.

     Other than as set forth above, none of the Reporting Persons, and other persons and entities set forth on Schedule A hereto, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

The following information is given with respect to the Reporting Persons:

(a) Holdings beneficially and directly owns the sole outstanding share or 100% of the Common Stock.

         J.W. Childs beneficially owns 4,350,290 shares or approximately 80% of the common stock of Holdings, including 4,011,758 shares of Holdings' common stock owned directly by J.W. Childs and 338,532 shares of Holdings' common stock owned directly by Co-invest, an affiliate of J.W. Childs.

         Co-invest beneficially and directly owns 338,532 shares or approximately 6% of the common stock of Holdings.

         Halifax beneficially owns 1,111,112 shares or approximately 20% of the common stock of Holdings including 1,107,020 shares of Holdings' common stock owned directly by Halifax and 4,092 shares of Holdings' common stock owned directly by David W. Dupree, a Managing Director of Halifax.

(b) By virtue of Holdings' direct ownership of the Common Stock and by J.W. Childs' majority ownership and control of Holdings, J.W. Childs and Holdings may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of the Common Stock identified in paragraph (a) above. None of the Reporting Persons may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of the Common Stock identified in paragraph (a) above.

(c) Except as described above, the Reporting Persons do not, nor to their knowledge, do any of the persons named in Schedule A hereto beneficially own any shares of the Common Stock or have effected any purchase or sale transaction in shares of the Common Stock in the 60-day period preceding the date of this Statement.

(d) Not applicable.

(e) Acquisition Corp. ceased to be a beneficial owner of any shares of Common Stock on October 17, 2001. On such date as a result of the Merger, Acquisition Corp. was merged out of existence.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  To the knowledge of the Reporting Persons, except as set forth in this Statement or in the Exhibits filed herewith or incorporated by reference, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their members, directors or executive officers have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement Regarding Joint Filing of Schedule 13D dated December 10, 2001 by and among J.W. Childs, Co-invest, Halifax, Holdings and Acquisition Corp. (filed herewith).

         2. Company's Form 10-Q filed with the Commission on November 15, 2001 (incorporated by reference).

         3. Credit Agreement among InSight Health Services Acquisition Corp., InSight Health Services Holdings Corp., the subsidiaries of the borrower from time to time party hereto, the lenders from time to time party hereto, Bank of America, N.A., First Union National Bank, The CIT Group/Business Credit, Inc. and Banc of America Securities LLC dated as of October 17, 2001 (filed herewith).

         4. Note Purchase Agreement among InSight Health Services Acquisition Corp., InSight Health Services Corp., InSight Health Services Holdings Corp., the subsidiaries guarantors listed on Schedule A, Banc of America Bridge LLC and Banc of America Securities LLC dated as of October 17, 2001 (filed herewith).

         5. Agreement and Plan of Merger dated as of June 29, 2001 by and among InSight Health Services Holdings Corp., JWCH Merger Corp. and InSight Health Services Corp. (incorporated by reference to Exhibit 2.1 to the Company's Report on Form 8-K filed with the Commission on July 2, 2001).

         6. Second Amendment to Agreement and Plan of Merger dated as of October 9, 2001 by and among InSight Health Services Holdings Corp., InSight Health Services Acquisition Corp. and InSight Health Services Corp. (incorporated by reference to Exhibit
                  2.1 to the Company's Report on Form 8-K filed with the Commission on October 9, 2001).

         7. Voting Agreement dated June 29, 2001 among InSight Health Services Holdings Corp., JWCH Merger Corp. and Carlyle Partners II, L.P., a Delaware limited partnership, Carlyle Partners III, L.P., a Delaware limited partnership, Carlyle International Partners II, L.P., a Cayman Islands exempted limited partnership, Carlyle International Partners III, L.P., a Cayman Islands exempted limited partnership, C/S International Partners, a Cayman Islands general partnership, State Board of Administration of Florida, Carlyle Investment Group, L.P., a Delaware limited partnership, Carlyle-InSight International Partners, L.P., a Cayman Islands exempted limited partnership, Carlyle-InSight Partners, L.P., a Delaware limited partnership and TC Group, L.L.C., a Delaware limited liability company. (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed with the Commission on July 2, 2001).

         8. Voting Agreement dated June 29, 2001 among InSight Health Services Holdings Corp., JWCH Merger Corp. and General Electric Company. (incorporated by reference to Exhibit 10.2 to the Company's Report on Form 8-K filed with the Commission on July 2, 2001).

         9. Voting Agreement dated June 29, 2001 among InSight Health Services Holdings Corp., JWCH Merger Corp. and GE Fund. (incorporated by reference to Exhibit 10.3 to the Company's Report on Form 8-K filed with the Commission on July 2, 2001).

         10. Certificate of Merger as filed by the Company with the office of the Secretary of State of the State of Delaware on October 17, 2001 (filed herewith).

         11. Bylaws of Acquisition Corp. (formerly known as JWCH Merger Corp.) (filed herewith).

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, J.W. Childs Equity Partners II, L.P., JWC-InSight Co-invest LLC, Halifax Capital Partners, L.P. and InSight Health Services Holdings Corp. certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2001

                      J.W. CHILDS EQUITY PARTNERS II, L.P.
                      By: J.W. Childs Advisors II, L.P., its general partner
                      By: J.W. Childs Associates, L.P., its general partner
                      By: J.W. Childs Associates, Inc., its general partner


                      By:  /s/ Edward D. Yun
                          ----------------------------------------
                      Name:   Edward D. Yun
                      Title:  Vice President

                      JWC INSIGHT CO-INVEST LLC

                      By: J.W. Childs Associates, Inc., its managing member


                      By:   /s/ Edward D. Yun
                          ----------------------------------------
                      Name:   Edward D. Yun
                      Title:  Vice President

                      HALIFAX CAPITAL PARTNERS, L.P.
                      By: Halifax Genpar, L.P.
                      By: The Halifax Group, L.L.C.

                      By:   /s/ David W. Dupree
                          ----------------------------------------
                      Name:   David W. Dupree
                      Title:  Vice President

                      INSIGHT HEALTH SERVICES HOLDINGS CORP.

                      By:   /s/ Edward D. Yun
                          ----------------------------------------
                      Name:   Edward D. Yun
                      Title:  President

                                   Schedule A

I.    J.W. Childs Equity Partners II, L.P.

         The general partner of J.W. Childs Equity Partners II, L.P. is J.W. Childs Advisors II, L.P., a Delaware limited partnership. The general partner of J.W. Childs Advisors II, L.P. is J.W. Childs Associates, L.P., a Delaware limited partnership. The general partner of J.W. Childs Associates, L.P. is J.W. Childs Associates, Inc., a Delaware corporation. Each of J.W. Childs Advisors II, L.P., J.W. Childs Associates, L.P. and J.W. Childs Associates, Inc. is principally engaged in the business of investing and managing the investments, in a general partner capacity, of J.W. Childs Equity Partners II, L.P., and each has its principal business and principal office located at One Federal Street, 21st Floor, Boston, Massachusetts 02110. The directors and executive officers of J.W. Childs Associates, Inc. are as follows:

Director
John W. Childs             Sole Director

Executive Officers

John W. Childs             President and Treasurer
Steven G. Segal            Secretary and Vice President
Adam L. Suttin             Assistant Secretary and Vice President
Glenn A. Hopkins           Vice President
Edward D. Yun              Vice President
Dana L. Schmaltz           Vice President

                  Each of the above-named directors and executive officers of J.W. Childs Associates, Inc. is a United States citizen and is employed by J.W. Childs Associates, L.P. The business address of each of such persons is c/o J.W. Childs Associates, L.P., One Federal Street, 21st Floor, Boston, Massachusetts 02110.

II.    JWC-InSight Co-invest LLC

         The managing member of JWC-InSight Co-invest LLC is J.W. Childs Associates, Inc., a Delaware corporation. J.W. Childs Associates, Inc. has its principal business and principal office located at One Federal Street, 21st Floor, Boston, Massachusetts 02110. The directors and executive officers of J.W. Childs Associates, Inc. are as follows:

Director
John W. Childs             Sole Director

Executive Officers

John W. Childs             President and Treasurer
Steven G. Segal            Secretary and Vice President
Adam L. Suttin             Assistant Secretary and Vice President
Glenn A. Hopkins           Vice President
Edward D. Yun              Vice President
Dana L. Schmaltz           Vice President

                  Each of the above-named directors and executive officers of J.W. Childs Associates, Inc. is a United States citizen and is employed by J.W. Childs Associates, L.P. The business address of each of such persons is c/o J.W. Childs Associates, L.P., One Federal Street, 21st Floor, Boston, Massachusetts 02110.

III.      Halifax Capital Partners, L.P.

                  The general partner of Halifax Capital Partners, L.P. is Halifax Genpar, L.P., a Delaware limited partnership. The general partner of Halifax Genpar, L.P. is The Halifax Group, L.L.C., a Delaware limited liability company. The Halifax Group, L.L.C. is principally engaged in the business of investing and managing the investments, in a general partner capacity, of Halifax Capital Partners, L.P., and each has principal business offices located at 1133 Connecticut Avenue, N.W., Suite 700, Washington, D.C. 20036 and 201 Main Street, Suite 2420, Forth Worth, Texas 76102 and other offices in Los Angeles, California and Raleigh, North Carolina. The directors and executive officers of The Halifax Group, L.L.C. are as follows:

Directors
---------

William L. Rogers
David W. Dupree
Billie J. Ellis, Jr.
David Bonderman
Thomas J. Barrack

Executive Officers
------------------

William L. Rogers          Executive Vice President
David W. Dupree            Executive Vice President
Billie J. Ellis, Jr.       Executive Vice President
Kenneth M. Doyle           Vice President
Brent D. Williams          Vice President


IV.      The directors and executive officers of InSight Health Services
         Holdings Corp. are as follows:

Directors
----------
Steven G. Segal
Edward D. Yun
Michael N. Cannizzaro
Mark J. Tricolli
David W. Dupree
Kenneth M. Doyle
Steven T. Plochocki

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
Executive Officers
-------------------
Edward D. Yun              President
Mark J. Tricolli           Vice President and Secretary
Kenneth M. Doyle           Vice President
Allan Dowds                Vice President, Treasurer and Assistant Secretary

                  Steven G. Segal, Edward D. Yun, Michael N. Cannizzaro, Mark J. Tricolli and Allan Dowds are United States citizens and are employed by J.W. Childs Associates, L.P. The business address of each such person is c/o J.W. Childs Associates, L.P., One Federal Street, 21st Floor, Boston, Massachusetts 02110.

                  David W. Dupree and Kenneth M. Doyle are United States citizens and are employed by The Halifax Group, L.L.C. The business address of each such person is c/o The Halifax Group, L.L.C., 1133 Connecticut Avenue, N.W., Suite 700, Washington, D.C. 20036

                  Steven T. Plochocki is a United States citizen and is employed by InSight Health Services Corp. Mr. Plochocki's business address is c/o InSight Health Services Corp., 4400 MacArthur Blvd., Suite 800, Newport Beach, CA 92660.

                                INDEX OF EXHIBITS

Exhibit 1.        Agreement Regarding Joint Filing of Schedule 13D dated
                  December 10, 2001 by and among J.W. Childs, Co-invest,
                  Halifax, Holdings and Acquisition Corp. (filed herewith).

Exhibit 2.        Company's Form 10-Q filed with the Commission on November 15,
                  2001 (incorporated by reference).

Exhibit 3.        Credit Agreement among InSight Health Services Acquisition
                  Corp., InSight Health Services Holdings Corp., the subsidiaries of the borrower from time to time party hereto, the lenders from time to time party hereto, Bank of America, N.A., First Union National Bank, The CIT Group/Business
                  Credit, Inc. and Banc of America Securities LLC dated as of
                  October 17, 2001 (filed herewith).

Exhibit 4.        Note Purchase Agreement among InSight Health Services
                  Acquisition Corp., InSight Health Services Corp., InSight
                  Health Services Holdings Corp., the subsidiaries guarantors listed on Schedule A, Banc of America Bridge LLC and Banc of
                  America Securities LLC dated as of October 17, 2001 (filed herewith).

Exhibit 5. Agreement and Plan of Merger dated as of June 29, 2001 by and among InSight Health Services Holdings Corp., JWCH Merger
                  Corp. and InSight Health Services Corp. (incorporated by reference to Exhibit 2.1 to the Company's Report on Form 8-K filed with the Commission on July 2, 2001).

Exhibit 6.        Second Amendment to Agreement and Plan of Merger dated as of
                  October 9, 2001 by and among InSight Health Services Holdings
                  Corp., InSight Health Services Acquisition Corp. and InSight
                  Health Services Corp. (incorporated by reference to Exhibit
                  2.1 to the Company's Report on Form 8-K filed with the Commission on October 9, 2001).

Exhibit 7.        Voting Agreement dated June 29, 2001 among InSight Health
                  Services Holdings Corp., JWCH Merger Corp. and Carlyle
                  Partners II, L.P., a Delaware limited partnership, Carlyle
                  Partners III, L.P., a Delaware limited partnership, Carlyle
                  International Partners II, L.P., a Cayman Islands exempted limited partnership, Carlyle International Partners III, L.P., a Cayman Islands exempted limited partnership, C/S
                  International Partners, a Cayman Islands general partnership,
                  State Board of Administration of Florida, Carlyle Investment
                  Group, L.P., a Delaware limited partnership, Carlyle-InSight
                  International Partners, L.P., a Cayman Islands exempted limited partnership, Carlyle-InSight Partners, L.P., a Delaware limited partnership and TC Group, L.L.C., a Delaware limited liability company. (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed with the Commission on July 2, 2001).

Exhibit 8.        Voting Agreement dated June 29, 2001 among InSight Health
                  Services Holdings Corp., JWCH Merger Corp. and General
                  Electric Company. (incorporated by reference to Exhibit 10.2 to the Company's Report on Form 8-K filed with the Commission on July 2, 2001).

Exhibit 9.        Voting Agreement dated June 29, 2001 among InSight Health
                  Services Holdings Corp., JWCH Merger Corp. and GE Fund.
                  (incorporated by reference to Exhibit 10.3 to the Company's
                  Report on Form 8-K filed with the Commission on July 2, 2001).

Exhibit 10. Certificate of Merger as filed by the Company with the office of the Secretary of State of the State of Delaware on October
                  17, 2001 (filed herewith).

Exhibit 11.       Bylaws of Acquisition Corp. (formerly known as JWCH Merger
                  Corp.) (filed herewith).
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